

Trieu Technologies
Overview

Changing the molecular structure of water to disrupt the chemical cleaning industry.

Hypochlorous Acid Technology (HOCL)



Problem



Cleaning products that kill 99.9% of germs and bacteria are toxic and have VOC's (Volatile Organic Compounds).

1. Cleaning products that kill germs are very toxic to the user and environment
2. Traditional cleaning products contain VOCs
3. VOCs compromises respiratory systems of the "vulnerable"
4. With COVID-19, more harmful chemicals are being used
5. Germ killing products will be scarce in the foreseeable future due to COVID-19
6. During the pandemic natural cleaners were not purchased due to their ineffectiveness against virus or killing germs
7. Consumers have no real viable alternative to harmful chemicals



Solution



We get people to
"Rethink Harmful Chemicals."

- Tru Clean is an eco-friendly disinfectant – kills 99.99% of germs
- No toxic chemicals, no fumes, no VOCs
- No skin, eye or respiratory irritations, no allergens
- Mimics human immune system with Hypochlorous Acid
- Kills germs like traditional chemicals, handles like saline water
- Made from three ingredients: Salt, Water, Electricity


Trů Clean
MULTI-PURPOSE
DISINFECTANT
*KILLS 99.9%
BACTERIA AND VIRUSES
KEEP OUT OF REACH OF CHILDREN


Trů Clean
MULTI-PURPOSE
DISINFECTANT
TO-GO
*KILLS 99.9%
BACTERIA AND VIRUSES



The Technology

1. Made from just salt, water, electricity via a process called electrolysis
2. HOCL is found in our immune system to fight infections and heal wounds
3. Similar technology found in "salt-water swimming pools" used in health clubs and homes
4. 150 times more power than bleach according to University of Illinois study, safe as saline water
5. Low cost production, but making HOCL is a very complex process

*Trieu Clean is recognized by the EPA as an effective agent for eliminating COVID-19 from surfaces when properly formulated and stabilized.



Target Market

Disinfectant and Antiseptic global market is $7.1 billion growing to $9.1 billion by 2024 (Market Data Forecast 2019)

Our technology is flexible, customizable and reaches across nearly any industry or market where harsh chemicals are used. It will disrupt the chemical cleaning industry because we will make it available to the everyday consumer.

The following markets are targets













Health and Wellness Industry

Household Cleaning Industry

Medical and Pharmaceutical Industry

Schools and Daycare

Hospitals

Restaurants



Sales/Marketing Strategy

1. Retail – national shortage of disinfectant sprays
2. Ecommerce – Amazon, Website, Walmart.com, Jet.com
3. Direct- FEMA
4. Medical Distributors
5. 3 oz personal size for "disinfecting on the go" sold online











Competition



Name	Toxic	Vs. Tru Clean
Clorox Bleach	Yes	Irritations to skin, eye, harmful if swallowed, VOCs
Lysol Multi-Purpose	Yes	Very toxic chemicals, danger to user, VOCs
Lysol Daily Cleaner	No	Kills less pathogens, half the potency 180 PPM vs Trieu Clean 460 PPM HOCL
Seventh Generation	No	Unusual odor, cost, kills less pathogens
Simple Green	No	Does not kill germs, cost
Honest Multi-Purpose	No	Does not kill germs, cost
Mrs. Meyer's	No	Does not kill germs, cost

"During the COVID-19 emergency, there are no disinfectant products on store shelves. The only cleaning products that are available are the all-natural products, the one that do no kill germs. Imagine a product that kills germs and have the characteristics of an all-natural product--- Tru Clean. Consumers want safe products that are environmentally friendly, but products that are effective at germ killing are still more desirable." Pollis Robertson, Founder



Describe your Exit Strategy



Within 5 to 7 years, after we have established ourselves in the industry, our goal is to partner with, or be acquired by, a national brand such as Clorox, SC Johnson, or P&G.



Use of Funds



Seed Round $100,000 Needed- First 30 days

1. Raw Materials
2. Licensing
3. Professional Fees
4. Initial Working Capital

Phase Two $750,000 to $1 Million

1. Raw Materials
2. HOCL Generator Equipment
3. Filling Equipment
4. Down Stream Packaging Equipment
5. Working Capital for expanded infrastructure



LEADERSHIP TEAM



Pollis Robertson, Jr. CEO and Founder of Trieu Technologies-
Developed multiple uses for Hypochlorous in sanitization and health. One of the first in the US to secure an EPA approval for shelf stable Hypochlorous Acid as a surface sanitizer, patent pending. Dedicated the last six years in increasing the access and availability of Hypochlorous to the everyday consumer in an effort to replace harmful chemicals.



Michael Hampson, Technology and Engineering
Michael has 25 years experience in process automation and controls. His engineering significantly improved Hypochlorous design technology and allowed more balanced, stable formulas for a broader ranges of applications and uses.



Doug Kindred, Former Chief Tech Advisor
Designed and built the most advanced Hypochlorous acid generator in the US for industrial "green" sanitizing and cleaning. Doug is one of the most respected leaders in the science of Hypochlorous technology in the U.S. and holds several design patents.



Jeffrey L. Johnson, Investor Relations Chief
Member of financing advisory board for the State of Ohio, Jeffrey is an expert in market research, investment research, and business development for economic gain. Appointed by Governor John Kasich to oversee the state's small business development.



Rand Waters, Business Development, Advisory
Rand has over 15 years experience in HOCL and is an expert in usage applications including cleaning, agriculture, and environmental cleanup.



TRIEU
TECHNOLOGIES
RETHINK HARMFUL CHEMICALS

 Pollis Robertson, Jr.    pollis@trieutechnologies.com    Bolingbrook, IL

Financial Information

Company Stage: **Early seed** | Raise Seeking: **$1,000,000**
Purpose: raw materials, equipment, working capital
Open purchase orders of $400,000 June, 2020

Management
Pollis Robertson, Jr- Founder Est. March 2020

Advisory

Doug Kindred- Technical Advisor | Mike Hampus- Engineering Design
Randall Wates- Business Development